FMC

FRASER MILNER CASGRAIN LLP

[redacted]

06013821

Barbara Ross
Law Clerk
Direct Line: 416-863-4676
barb.ross@fmc-law.com

May 18, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

RECEIVED
2006 MAY 30 P 1:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 01 2006
THOMSON FINANCIAL

Dear Sirs/Mesdames:

Subject: Jannock Properties Limited (File No. 82-5062) Information Furnished Pursuant to Rule 12G3-2(b) Under the Securities Exchange Act of 1934

Pursuant to the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Jannock Properties Limited (the "Company") hereby furnishes the information described below to the Securities and Exchange Commission (the "Commission").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed for your records are copies of the following documents which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of the provinces and territories of Canada, (ii) filed or become required to file with the TSX Venture Exchange and which were or will be made public by the TSX Venture Exchange, or (iii) distributed or become required to distribute to its security holders:

(a) Press Release dated May 10, 2006;

(b) Interim Financial Statements for the period ended March 31, 2006;

(c) B.C. Form 51-901 for the period ended March 31, 2006;

(d) Interim Management's Discussion and Analysis for the period ended March 31, 2006; and

(e) CEO and CFO Interim Filings Certifications for the period ended March 31, 2006.

dw 5/31

The documents furnished pursuant to this letter are being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such documents will not be deemed "filed" with the Commission or otherwise subject the Company to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned.

Yours truly,

FRASER MILNER CASGRAIN LLP

Barbara Ross
Law Clerk

/br
Enclosures

cc: Brian Jamieson, Jannock Properties Limited (with encls.)
Richard Scott, Fraser Milner Casgrain LLP (w/o encls.)
Catherine Pham, Fraser Milner Casgrain LLP (w/o encls.)

3326100_1

Jannock Properties Limited

Press Release

May 10, 2006

Jannock Properties Limited reports March 31, 2006 results and $0.05 distribution to shareholders.

TORONTO, ONTARIO—Jannock Properties Limited today reported net earnings of $8,000 ($0.00 per share) for the First Quarter of 2006 compared with earnings of $1,036,000 ($0.03 per share) for the same period in 2005.
The Board of Directors has approved a cash distribution equivalent to $0.05 per unit to be paid to shareholders on June 16, 2006.

Real Estate

With the completion of the sale of all of the remaining land in 2005, the Corporation is now concentrating its efforts on collecting the outstanding mortgages receivable. In the First Quarter of 2006, $513,000 was received as a full pay-out of a mortgage receivable, leaving a total of $3,670,000 still outstanding for properties that had previously been sold.

Cash Flows from Operations

Cash used for operating activities in the First Quarter of this year amounted to $496,000 compared with a cash provided by operating activities of $2,463,000 for the same period last year. The major differences are due to:

- Cash receipts for the First Quarter this year were $556,000 and were primarily from the collection of an outstanding mortgage receivable. This compares with $2,802,000 for the First Quarter last year, which included a land sale of $2,700,000.
- Cash payments for the First Quarter this year were $1,052,000 and included income tax installments of $918,000 which were primarily related to 2005 earnings. In the same period last year cash payments were $339,000 and included $155,000 for commissions relating to a land sale.

Jancor Companies, Inc.

Operating results in the first quarter improved significantly from last year primarily due to improved sales volumes resulting from the mild winter. Resin costs remain high but are showing some signs of softening. Debt levels have shown the normal seasonal increase.
Jancor expects to show significant improvement in its results in 2006, providing that there are not unusual weather conditions such as last year's major hurricanes.

Corporate Items

The Board of Directors has approved a cash distribution equivalent to $0.05 per unit through the redemption of 5 of the 75 Class A Special shares that are currently included in each unit. This distribution will be paid on June 16, 2006 to the unit holders of record as at the close of business on June 2, 2006. The ex-redemption date for trading of the Units will be May 31, 2006 and each Unit will then consist of 70 Class A Special shares and one Class B Special share.
As stated in the recently released 2005 Annual Report, the Corporation is making strenuous efforts to minimize its operating costs. In the First Quarter of this year administrative costs were 40% lower than in the same period last year. Although the Corporation is unlikely to maintain this performance through the balance of the year, it does demonstrate the efforts being made to control expenses.

The mandate for the Company is to dispose of its assets in a manner that maximizes value and distributes the net proceeds realized from those assets to shareholders in a timely fashion.

The Company's common shares are listed on the Canadian Venture Exchange (trading symbol: JPL.UN). Currently each Unit consists of one Class B common share and 75 Class A special shares.

Forward-looking statements contained in this news release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include local real estate markets, zoning applications, changes in interest rates and general economic conditions. In addition there are risk factors described from time to time in the reports and disclosure documents filed by Jannock Properties Limited with Canadian and U.S. securities regulatory agencies and commissions.

Contact Brian Jamieson
(905) 821-4464
bjamie@jannockproperties.com

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	MARCH 31 2006 (unaudited)	DECEMBER 31 2005
ASSETS		
Mortgages receivable (note 3)	$ 3,670	$ 4,183
Other assets	145	68
Cash and cash equivalents	4,066	4,562
	$ 7,881	$ 8,813
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 160	$ 186
Income taxes payable	31	947
Future income taxes	356	354
	$ 547	$ 1,487
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 26,677	$ 26,677
Contributed surplus	6,868	6,868
Deficit	(26,211)	(26,219)
	$ 7,334	$ 7,326
	$ 7,881	$ 8,813

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED MARCH 31	
	2006 **(unaudited)**	2005 (unaudited)
Land sales (note 2)	$ -	$ 2,700
Cost of sales	-	1,089
Gross profit	-	1,611
Interest and other income	97	152
General and administrative costs	(85)	(141)
Income before income taxes	12	1,622
Income taxes provided (note 5)		
- current	2	348
- future	2	238
	4	586
Net income for the period	$ 8	$ 1,036
Deficit - Beginning of period	$ (26,219)	$ (27,613)
Deficit - End of period	$ (26,211)	$ (26,577)
Net earnings per share	$ 0.00	$ 0.03

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED MARCH 31 2006 (unaudited)	2005 (unaudited)
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Cash receipts		
Receipts on sales of land	$ -	$ 2,700
Collection of mortgages receivable	513	-
Interest and other income received	43	102
	556	2,802
Cash payments		
Real estate commissions	-	(155)
Recoveries (expenditures) on land development	(4)	14
Income taxes paid	(918)	-
Payments of general and administrative and other	(130)	(198)
	(1,052)	(339)
Total operating activities	(496)	2,463
INCREASE/(DECREASE) IN CASH	(496)	2,463
CASH BEGINNING OF PERIOD	$ 4,562	$ 1,904
CASH END OF PERIOD	$ 4,066	$ 4,367

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2005 and should be read in conjunction with those financial statements.

2. Land sales

There was no land sales during the period ended March 31, 2006. There was one land sale during the period ended March 31, 2005 which completed the sale of the Company's real estate properties.

3. Mortgages receivable

At March 31, 2006, mortgages receivable of $3,670 (December 31, 2005 - $4,183) are all due in 2007 and carry interest at 6%.

4. Accounts payable and accrued liabilities

At March 31, 2006, an amount of $135 (December 31, 2005 - $138) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Three months ended	
	March 31, 2006	March 31, 2005
Earnings/(loss) before income taxes	$ 12	$1,622
Expected income taxes/(recovery)	$ 4	$ 586

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At March 31, 2006, the Company had provided letters of credit amounting to $173 (December 31, 2005 - $173).

Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

8. Related Party Transactions

In March 2006, D. Mitchell Fasken, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by Mr. Fasken from the original purchaser in 2005.

Mr. Fasken received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties and was paid $17,000 in 2005 (nil in 2006) for consulting services provided to the Corporation. The Corporation pays a share of rent and expenses to Mr. Fasken as a sub-tenant in office space that it shares with Mr. Fasken and a third party.

9. Potential Recoveries

The Corporation has identified approximately $1,100,000 of potential recoveries of development charges that are contingent upon actions of other developers. Management expects the recoveries of development charges will be resolved over the next two years and will be recognized as income when these contingencies are resolved. The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

NOTICE

The accompanying interim unaudited financial statements have not been reviewed by the Company's auditors.

INTERIM BALANCE SHEET

(in thousands of Canadian dollars)

	MARCH 31 2006 (unaudited)	DECEMBER 31 2005
ASSETS		
Mortgages receivable (note 3)	$ 3,670	$ 4,183
Other assets	145	68
Cash and cash equivalents	4,066	4,562
	$ 7,881	$ 8,813
LIABILITIES		
Accounts payable and accrued liabilities (note 4)	$ 160	$ 186
Income taxes payable	31	947
Future income taxes	356	354
	$ 547	$ 1,487
SHAREHOLDERS' EQUITY		
Capital stock (note 6)	$ 26,677	$ 26,677
Contributed surplus	6,868	6,868
Deficit	(26,211)	(26,219)
	$ 7,334	$ 7,326
	$ 7,881	$ 8,813

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, except per share amounts)

	THREE MONTHS ENDED MARCH 31	
	2006	2005
	(unaudited)	(unaudited)
Land sales (note 2)	**$ -**	$ 2,700
Cost of sales	**-**	1,089
Gross profit	**-**	1,611
Interest and other income	**97**	152
General and administrative costs	**(85)**	(141)
Income before income taxes	**12**	1,622
Income taxes provided (note 5)		
- current	**2**	348
- future	**2**	238
	4	586
Net income for the period	**$ 8**	$ 1,036
Deficit - Beginning of period	**$ (26,219)**	$ (27,613)
Deficit - End of period	**$ (26,211)**	$ (26,577)
Net earnings per share	**$ 0.00**	$ 0.03

INTERIM STATEMENT OF CASH FLOWS

(in thousands of Canadian dollars)

	THREE MONTHS ENDED MARCH 31 2006 (unaudited)	2005 (unaudited)
CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		
Cash receipts		
Receipts on sales of land	$ -	$ 2,700
Collection of mortgages receivable	513	$ -
Interest and other income received	43	102
	556	2,802
Cash payments		
Real estate commissions	-	(155)
Recoveries (expenditures) on land development	(4)	14
Income taxes paid	(918)	-
Payments of general and administrative and other	(130)	(198)
	(1,052)	(339)
Total operating activities	(496)	2,463
INCREASE/(DECREASE) IN CASH	(496)	2,463
CASH BEGINNING OF PERIOD	$ 4,562	$ 1,904
CASH END OF PERIOD	$ 4,066	$ 4,367

NOTES TO INTERIM FINANCIAL STATEMENTS
(unaudited – in thousands of dollars)

1. Summary of significant accounting policies

These interim unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements in Canada. The disclosures contained in these unaudited interim financial statements do not include all disclosures required for annual financial statements. They have been prepared using the same accounting policies as set out in Note 2 to the financial statements for the year ended December 31, 2005 and should be read in conjunction with those financial statements.

2. Land sales

There was no land sales during the period ended March 31, 2006. There was one land sale during the period ended March 31, 2005 which completed the sale of the Company's real estate properties.

3. Mortgages receivable

At March 31, 2006, mortgages receivable of $3,670 (December 31, 2005 - $4,183) are all due in 2007 and carry interest at 6%.

4. Accounts payable and accrued liabilities

At March 31, 2006, an amount of $135 (December 31, 2005 - $138) is included for costs expected to be incurred on land that has been sold.

5. Income taxes

The following table reconciles income taxes calculated at the current Canadian federal and provincial tax rates with the Company's income tax expense.

	Three months ended	
	March 31, 2006	March 31, 2005
Earnings/(loss) before income taxes	$ 12	$1,622
Expected income taxes/(recovery)	$ 4	$ 586

6. Capital Stock

The Company's capital stock consists of Class A special shares and Class B common shares. The Class A special shares are transferable with and only with the associated Class B common shares and trade as one unit (JPL.UN). Accordingly, the Company's earnings per share have been calculated using the number of Class B common shares outstanding of 35,631,932.

7. Commitments

At March 31, 2006, the Company had provided letters of credit amounting to $173 (December 31, 2005 - $173).

Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

8. Related Party Transactions

In March 2006, D. Mitchell Fasken, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by Mr. Fasken from the original purchaser in 2005.

Mr. Fasken received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties and was paid $17,000 in 2005 (nil in 2006) for consulting services provided to the Corporation.

The Corporation pays a share of rent and expenses to Mr. Fasken as a sub-tenant in office space that it shares with Mr. Fasken and a third party.

9. Potential Recoveries

The Corporation has identified approximately $1,100,000 of potential recoveries of development charges that are contingent upon actions of other developers. Management expects the recoveries of development charges will be resolved over the next two years and will be recognized as income when these contingencies are resolved. The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF THE REPORT
Jannock Properties Limited	March 31, 2006	May 10, 2006

ISSUER ADDRESS
2500 Meadowpine Blvd, &Unit 7

CITY/PROVINCE/POSTAL CODE	ISSUE FAX NO.	ISSUER TELEPHONE NO.
Mississauga, Ontario, L5N 6C4	(905) 821-1853	(905) 821-4464

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. Brian Jamieson	Chief Financial Officer and Secretary	(905) 821-4464

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
bjamie@jannockproperties.com	n/a

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR	PRINT FULL NAME	DATE SIGNED
(signed) "*Ian Currie*"	Mr. Ian Currie	May 10, 2006
CHIEF FINANCIAL OFFICER AND SECRETARY	**PRINT FULL NAME**	**DATE SIGNED**
(signed) "*Brian Jamieson*"	Mr. Brian Jamieson	May 10, 2006

SCHEDULE A: FINANCIAL STATEMENTS

The financial statements for the three months ended March 31, 2006 have been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Interim Financial Statements"

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses and deferred costs*

The following is a breakdown of amounts presented in the annual financial statements for material expenses and material deferred costs for the three month period ended March 31, 2006:

a)	Deferred or expensed exploration	Not applicable
b)	Expensed research	Not applicable
c)	Deferred or expensed development	Not applicable
d)	Cost of sales	
	Expenditures/(recoveries) on property development	$ 0
	Land costs	$ 0
	Development costs	$ 0
e)	Marketing expenses	Not applicable
f)	General and administrative expenses	
	Personnel costs	$ 16
	Directors fees	$ 16
	Professional fees	$ 47
	Office administration	$ 6

2. *Related party transactions*

In March 2006, D. Mitchell Fasken, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by Mr. Fasken from the original purchaser in 2005.

Mr. Fasken received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties and was paid $17,000 in 2005 (nil in 2006) for consulting services provided to the Corporation.

The Corporation pays a share of rent and expenses to Mr. Fasken as a sub-tenant in office space that it shares with Mr. Fasken and a third party.

3. *Summary of securities issued and options granted during the period*

a) Summary of securities issued during the three month period ended March 31, 2006:

Nil.

b) Summary of options granted during the three month period ended March 31, 2006:

Nil.

4. Summary of securities as at the end of the reporting period

As at March 31, 2006:

a) the Corporation is authorized to issue an unlimited number of Class A Special Shares and an unlimited number of Class B Common Shares;

b) the Corporation has 2,672,394,900 Class A Special Shares issued and outstanding;

c) the Corporation has 35,631,932 Class B Common Shares issued and outstanding;

d) the Corporation has no options, warrants or convertible securities outstanding;

e) the Corporation has no shares subject to escrow or pooling agreements.

5. Directors and officers

As at the date hereof, the following persons are directors of the Corporation:

(i) J. Lorne Braithwaite;

(ii) Robert W. Korthals;

(iii) David P. Smith; and

(iv) Ian C.B. Currie.

As at the date hereof, the following persons hold the office noted below:

Ian C.B. Currie	Chairman of the Board
Ian C.B. Currie	President
Brian W. Jamieson	Chief Financial Officer and Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

The management discussion and analysis for the three months ended March 31, 2006 has been filed through the System for Electronic Document Analysis and Retrieval (SEDAR) under the category of filing "Continuous Disclosure" and filing type "Annual MD&A".

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 2006
May 10, 2006

All amounts in this Management's Discussion and Analysis of Operations (MD&A) are in Canadian dollars unless otherwise stated. This MD&A should be read in conjunction with the interim unaudited financial statements for the three months ended March 31, 2006 and the audited financial statements and MD&A for the year ended December 31, 2005, included in our 2005 Annual Report to Shareholders. The interim unaudited financial statements for the three months ended March 31, 2006 and the audited financial statements for the year ended December 31, 2005 are both prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as set out in note 2 to the financial statements for the year ended December 31, 2005.
Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Corporation's Audit Committee and Board of Directors provide an oversight role with respect to all public financial disclosures by the Corporation, and have reviewed and approved this MD&A and the accompanying financial statements.

Results of Operations – First Quarter 2006 versus First Quarter 2005
There was not any land sales in the First Quarter of 2006 as all of the remaining land was sold in 2005. Sales in the First Quarter of 2005 were $2,700,000 for the remaining two parcels of land located in Milton.
There were no gross profits on land sales for the First Quarter of 2006. In the First Quarter of 2005, gross profits were $1,611,000 and were primarily earned on the sale of the Milton properties.
Interest and other income in the First Quarter of 2006 was $97,000 and did not include any imputed interest. In the First Quarter of 2005, interest and other income was $152,000 and included $27,000 relating to imputed interest on discounted mortgages.
General and administrative expenses in the First Quarter of 2006 reflected the reduced level of activity and amounted to $85,000, which was reduction of 40% from the $141,000 for the same period last year.
Net earnings for the First Quarter of 2006 were $8,000 ($0.00 per share) compared with earnings of $1,036,000 ($0.03 per share) for the same period in 2005.

Outstanding Mortgages Receivable
At March 31, 2006 the Company was holding mortgages receivable of $3,670,000 relating to properties that had previously been sold. All of these mortgages receivable are due in 2007.

Jancor Companies, Inc (Jancor)
In 2001, Jannock Properties sold its equity interest in Jancor, a US manufacturer of residential vinyl siding, windows and outdoor furniture. After the sale, Jannock Properties no longer has any investment in Jancor or any influence over the business. Under the terms of the sale, Jannock Properties received the right to 25% of any net proceeds, after repayment of senior debt, if and when the equity holders decide to sell their interest in Jancor. As part of the sale proceeds, Jannock Properties is entitled to receive the next US$5.6 million of any payments of principal and interest on Jancor's subordinated bank debt once cumulative payments have exceeded a total of US$16.7 million. At March 31, 2006, cumulative payments by Jancor on its subordinated debt amounted to US$15.9 million (US$14.8 million at December 31, 2005) due to a semi-annual interest payment in March. Jannock Properties does not expect to receive any significant payments under these agreements until 2007 at the earliest. Jannock Properties does not have any carrying value on its balance sheet as it made a provision in 2000 to fully write down its investment to reflect plant closures and a decline in value that was other than temporary.
The Corporation has received unaudited financial information for Jancor which shows that earnings before interest, taxes, depreciation and amortizations (EBITDA) for the three months to March 31, 2006 was a loss of US$0.4 mil versus a loss of US$1.7 mil a year earlier. This reduction in the EBITDA loss has been primarily attributed to higher sales volumes resulting from the mild winter. Market conditions appear favourable and Jancor advises that it expects to show significant improvements in its quarterly results for the remainder of the year. In 2005, EBITDA at Jancor for the full year was US$5.6 million.
Senior debt levels at Jancor, of US$19 million, at March 31, 2006 should be close to the seasonal peak and are expected to be reduced during the second half of the year.
Note: While EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP), management believes it to be a useful measure. Shareholders are cautioned, however, that EBITDA is not an alternative to GAAP earnings or loss as a measure of performance. The method of calculating EBITDA may differ from other companies and may not be comparable.

Cash Flows – First Quarter 2006 versus First Quarter 2005

Cash used by operating activities during the First Quarter of 2006 amounted to $496,000 compared to cash provided by operating activities of $2,463,000 for the same period last year. Cash receipts for the First Quarter of 2006 were $556,000 and included a payout of $513,000 for a mortgage receivable. Cash receipts in the First Quarter of last year were $2,802,000 and included a land sale of $2,700,000. Cash payments in the First Quarter of 2006 were $1,052,000 compared with $339,000 for the same period last year. The higher spending this year was mainly due to the payment of income tax installments of $918,000 on 2005 earnings.

Financial Position

Total assets at March 31, 2006 were $7,881,000 compared with $8,813,000 at December 31, 2005. Cash and cash equivalents decreased by $496,000 mainly due to income tax payments of $918,000 on 2005 earnings partially offset by proceeds from the payout of a mortgages receivable of $513,000.

At March 31, 2006, total vendor take-back mortgages receivable that are held by the Company amounted to $3,670,000 (December 31, 2005 - $4,183,000). All of these amounts are due in 2007.

Liabilities at March 31, 2006 were $547,000 compared with $1,487,000 at December 31, 2005. Current income taxes decreased by $916,000 due to installments that were paid on 2005 earnings.

Quarterly Data

(in thousands of Canadian dollars, except per share amounts)

	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2
Land sales	$ -	$ -	$ -	$ -	$ 2,700	$ 2,146	$ 22,097	$ 3,043
Net income	8	14	271	73	1,036	(68)	9,204	1,348
Basic income per share	$ 0.00	$ -	$ 0.01	$ -	$ 0.03	$ -	$ 0.25	$ 0.04
Net cash provided/(used) by operating activities	(496)	812	329	4,399	2,463	203	23,073	(1,355)

Contingencies

At March 31, 2006, the Company had provided letters of credit amounting to $173 (December 31, 2005 - $173). Security for $1,200,000 and $300,000, respectively, is to be provided to Jannock Limited (now Vicwest Corporation) to cover any potential environmental liabilities that may arise for three years after the sale of the Britannia site (sold September 2004) and the Milton quarry (sold March 2005). These security amounts expire in September 2007 and March 2008 respectively. The Corporation is not aware of any liabilities for environmental issues at these sites.

Potential Recoveries

The Corporation has identified approximately $1,100,000 of potential recoveries of development charges that are contingent upon actions of other developers. Management expects the recoveries of development charges will be resolved over the next two years and will be recognized as income when these contingencies are resolved. The ultimate amounts realized and the timing of recovery are uncertain and could differ from current estimates.

Outlook

Currently there are $3,670,000 of mortgages receivable outstanding relating to properties that had previously been sold and which are all due in 2007. Construction is expected to commence on a portion of one of the sites and some proceeds may be received as a partial pay-out during 2006.

In addition, as set out above under Jancor Companies, Inc., the Corporation has the right to receive:

a) approximately 25% of any distributions or of any net proceeds, after repayment of senior debt, if, and when, the current equity-holders decide to sell their interest in Jancor and,
b) the next US$5.6 million of any payments of principal and interest on Jancor's subordinated bank debt once cumulative payments have exceeded a total of US$16.7 million. Cumulative payments by Jancor on its subordinated debt to March 31, 2006 amounted to US$15.9 million

General and administrative expenses are expected to be more than 10% lower in 2006 than in 2005 owing to further cost reduction actions that are being taken.

Distributions

No distributions have been made to shareholders in the three months to March 31, 2006.

Risks and Uncertainties
Although current results indicate that Jancor may produce some value for Jannock Properties in the future, it is not possible to predict either the timing or the amount of proceeds, if any, that Jannock Properties may receive in the future from a sale of Jancor by the current owners.
As an owner and manager of real property, some of which has been used for commercial and industrial operations, the Company is subject to various Canadian laws relating to environmental matters and may be liable for the costs of remediation or removal of any contaminants that may be present on its properties. At this time, the Company is not aware of any environmental issues that would have a material effect on the financial position of the Company.

Related Party Transactions
In March 2006, D. Mitchell Fasken, a former President of the Corporation repaid a mortgage receivable of $513,000 relating to a property which had been previously sold by the Corporation to an unrelated party. This property was acquired by Mr. Fasken from the original purchaser in 2005.
Mr. Fasken received a commission of $107,000 in 2005 (nil in 2006) in connection with the sale of properties and was paid $17,000 in 2005 (nil in 2006) for consulting services provided to the Corporation.
The Corporation pays a share of rent and expenses to Mr. Fasken as a sub-tenant in office space that it shares with Mr. Fasken and a third party.

Additional Information relating to the Company
During the three months to March 31, 2006, the Company did not implement any new accounting policies and did not have any transactions with related parties.
At March 31, 2006, the only off-balance sheet transactions were letters of credit of $173,000.

RECEIVED
2006 MAY 30 P 1:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 52-109F2 - Certification of Interim Filings

I, Ian C.B. Currie, President of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 10, 2006.

(signed) "*Ian C.B. Currie*"
Ian C.B. Currie
President

Form 52-109F2 - Certification of Interim Filings

I, Brian Jamieson, Chief Financial Officer of Jannock Properties Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jannock Properties Limited (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 10, 2006.

(signed) "*Brian Jamieson*"
Brian Jamieson
Chief Financial Officer